UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-33036

Mindray Medical International Limited

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan,

Shenzhen 518057

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On July 17, 2012, Mindray Medical International Limited (the “Company”) closed a transaction to acquire 51% of the equity interest of Wuhan Dragonbio Surgical Implant Co., Ltd. (“Dragonbio”) for a total cash consideration of RMB224,376,700 (approximately US$35.5 million). Dragonbio is a domestic medical orthopedic products provider that specializes in trauma, spine, joint and other surgical products.

Under the Equity Transfer Agreement (the “Agreement”), which was entered into on July 6, 2012, the Company paid the entire purchase price into escrow at signing, and such purchase price shall be payable to an individual shareholder (the “Seller”) in two installments. The first installment of RMB134,626,020 (approximately US$21.3 million) shall be paid in ten business days following the closing date. The balance of the purchase price is payable by April 30, 2013, and may be adjusted downward based on the condition of its assets and equipment, in the event of obligations due by operation of law, if Dragonbio should fail to reach specified annual sales revenue targets or net profits, and/or if Dragonbio should exceed certain specified costs of operations for fiscal year 2012. The Company and the Seller now respectively hold 51% and 29% of Dragonbio.

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Press Release, dated July 17, 2012, entitled “Mindray Medical Completes Acquisition of Dragonbio’s Orthopedics Business”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
Name:	Alex Lung
Title:	Chief Financial Officer

Date: July 18, 2012